                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 2*

                    Under the Securities Exchange Act of 1934

                       Harris Computer Systems Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    413947102
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                                 (CUSIP Number)

                         Gary S. Kohler, Vice President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                  May 13, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [   ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

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CUSIP No.  413947102
________________________________________________________________________________

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Okabena Partnership K, a Minnesota general partnership      41-1642281
________________________________________________________________________________
     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)       [   ]
                                                  (b)       [ X ]
________________________________________________________________________________
     (3)  SEC Use Only

________________________________________________________________________________
     (4)  Source of Funds

          WC
________________________________________________________________________________
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                      [     ]

________________________________________________________________________________
     (6)  Citizenship or Place of Organization

          Minnesota
________________________________________________________________________________
Number of      (7)  Sole Voting Power             174,500   shares
Shares Bene-   _________________________________________________________________
ficially       (8)  Shared Voting Power            -0-      shares
Owned by       _________________________________________________________________
Each Report-   (9)  Sole Dispositive Power        174,500   shares
ing Person     _________________________________________________________________
  With         (10) Shared Dispositive Power       -0-      shares
________________________________________________________________________________
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

               174,500   shares
________________________________________________________________________________
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
________________________________________________________________________________
     (13) Percent of Class Represented by Amount in Row (11)
                              8.79%
________________________________________________________________________________
     (14) Type of Reporting Person (See Instructions)

          PN

                                Page 2 of 5 pages
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This second amendment to Schedule 13D is filed on behalf of Okabena Partnership
K (the "Partnership") and amends the original Schedule 13D filed on December 20, 1995 and Amendment No. 1 thereto filed on February 9, 1996.

ITEM 1.   SECURITY AND ISSUER

               The class of equity securities to which this statement relates is the common stock of Harris Computer Systems Corporation, a Florida corporation (the "Company"). The principal executive offices of the Company are located at 2101 West Cypress Creek Road, Fort Lauderdale, FL 33309-1892.

ITEM 2.   IDENTITY AND BACKGROUND

               (a) - (c). This statement is being filed by Okabena Partnership K, a Minnesota general partnership. Its principal business is investment. Okabena Investment Services, Inc., a Minnesota corporation, is the corporate managing partner of the Reporting Person and its principal business is to provide investment and administrative services. Their principal offices are located at 5140 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-4139.


               (d) and (e). During the last five years, no Reporting Person and no person listed on Exhibit A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  U.S.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               WC


ITEM 4    PURPOSE OF TRANSACTION

               For investment


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

               In open market transactions on May 3, 1996 and May 7, 1996, the Partnership sold 2,000 shares ar $16.40 and 7,500 shares at $17.55, respectively, thus reducing its beneficial ownership to 174,500 shares or 8.79%.


                                Page 3 of 5 pages

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               The Partnership effected the following short sales against the box in accordance with the following table:


          Date      Number of Shares Sold Short        Price Per Share
          ----      ---------------------------        ---------------
          5/9/96           9,300                            $16.88
          5/13/96          2,500                            $17.38
          5/14/96         17,500                            $16.90
          5/15/96          2,300                            $16.44
          5/16/96         13,900                            $17.63
          5/17/96          1,300                            $17.63
          5/20/96          3,200                            $17.63

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

               None


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A - General Partners of the Partnership


                                Page 4 of 5 pages

                                    SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 23, 1996                      OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By:/s/ Gary S. Kohler
                                           -------------------------------
                                           Gary S. Kohler, Vice President


                                Page 5 of 5 pages

                                    EXHIBIT A


ITEM 2. IDENTITY AND BACKGROUND
- -------------------------------

     Set forth below is a list of the partners of Okabena Partnershp K and their respective occupations. The business address for each partner is c/o Okabena Company, 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139. The answer to Item 2(d) and (e) for each partner is negative. Each partner who is a natural person is a United States citizen.

- --------------------------------------------------------------------------------
   NAME OF PARTNER                           OCCUPATION
- --------------------------------------------------------------------------------
1.   Orchard Trust U/A 5-27-70 LJD, END,     N/A
     RJD, JWD Trustees
- --------------------------------------------------------------------------------
2.   DCD Marital Elect. Inc. Trust           N/A
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3.   Edward N. Dayton Revocable Trust        Private Investor
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4.   Edward N. Dayton Exemption Trust        N/A
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5.   Sherry Ann Dayton                       Private Investor
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6.   Christopher B. Dayton Rev. Tr.          Private Investor
- --------------------------------------------------------------------------------
7.   End Trust for Christopher               N/A
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8.   Christopher B. Dayton Excl. Tr.         N/A
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9.   Martha B. Dayton Revocable Tr.          N/A
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10.  End Trust for Martha                    N/A
- --------------------------------------------------------------------------------
11.  Martha B. Dayton Exclusion Tr.          N/A
- --------------------------------------------------------------------------------
12.  Michael K. Dayton Revocable Tr.         Private Investor
- --------------------------------------------------------------------------------
13.  End Trust for Michael                   N/A
- --------------------------------------------------------------------------------
14.  Michael K. Dayton Exclusion Tr.         N/A
- --------------------------------------------------------------------------------
15.  Robert J. Dayton Revocable Tr.          Chief Executive Officer
                                             (Private Investment Company)
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16.  Robert J. Dayton Trust                  N/A
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17.  Robert J. Dayton Exemption Tr.          N/A
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18.  Joan L. Dayton Revocable Tr.            Private Investor
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19.  James G. Dayton                         Architect
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20.  RJD Trust for James                     N/A
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   Name of Partner                           Occupation
- --------------------------------------------------------------------------------
21.  James G. Dayton Exclusion Tr.           N/A
- --------------------------------------------------------------------------------
22.  Tobin J. Dayton                         Environmentalist
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23.  RJD Trust for Tobin                     N/A
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24.  TJD Exclusion Trust                     N/A
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25.  Mae F. Dayton                           Research Development Director
- --------------------------------------------------------------------------------
26.  Scott N. Dayton                         Retailer
- --------------------------------------------------------------------------------
27.  RJD Trust for Scott                     N/A
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28.  Scott N. Dayton Exclusion Tr.           N/A
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29.  John W. Dayton Exemption Trust          N/A
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30.  Chadwick L. Dayton                      Student
- --------------------------------------------------------------------------------
31.  Chadwick L. Dayton Trust                N/A
- --------------------------------------------------------------------------------
32.  Chadwick L. Dayton Exclus. Tr.          N/A
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33.  Whitney L. Dayton                       Student
- --------------------------------------------------------------------------------
34.  Whitney Loher Dayton Trust              N/A
- --------------------------------------------------------------------------------
35.  Whitney L. Dayton Exclusion Tr.         N/A
- --------------------------------------------------------------------------------
36.  Virginia Y. Dayton Revoc. Tr.           Private Investor
- --------------------------------------------------------------------------------
37.  Virginia Y. Dayton Term. Trust          N/A
- --------------------------------------------------------------------------------
38.  Mark B. Dayton                          State Auditor
                                             State of Minnesota
- --------------------------------------------------------------------------------
39.  Brandt N. Dayton                        President, Brandt N. Dayton &
                                             Co. (Art Dealer)
- --------------------------------------------------------------------------------
40.  BND 1978 Family Trust                   N/A
- --------------------------------------------------------------------------------
41.  BBD 1966 Trust for BND                  N/A
- --------------------------------------------------------------------------------
42.  Christian B. Dayton                     Therapist
- --------------------------------------------------------------------------------
43.  Marina B. Dayton                        Minor
- --------------------------------------------------------------------------------
44.  Marina Bliss Dayton Trust               N/A
- --------------------------------------------------------------------------------
45.  Alexander B. Dayton                     Minor
- --------------------------------------------------------------------------------
46.  Alexander B. Dayton Trust               N/A
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   Name of Partner                           Occupation
- --------------------------------------------------------------------------------
47.  Lucy B. Dayton                          Veterinarian
- --------------------------------------------------------------------------------
48.  LBD 1985 Family Trust                   N/A
- --------------------------------------------------------------------------------
49.  BBD 1966 Trust for LBD                  N/A
- --------------------------------------------------------------------------------
50.  Lucy B. Dayton 1990 Term Trust          N/A
- --------------------------------------------------------------------------------
51.  Margaret Bliss O'Keefe                  Minor
- --------------------------------------------------------------------------------
52.  Margaret Bliss O'Keefe Trust            N/A
- --------------------------------------------------------------------------------
53.  Angus Dayton O'Keefe Trust              N/A
- --------------------------------------------------------------------------------
54.  Catherine Greer O'Keefe Trust           N/A
- --------------------------------------------------------------------------------
55.  Anne D. Buxton                          Artist
- --------------------------------------------------------------------------------
56.  BBD Trust for ADB                       N/A
- --------------------------------------------------------------------------------
57.  ADB & RMB Term Trust                    N/A
- --------------------------------------------------------------------------------
58.  Nicholas Sherman Buxton Trust           N/A
- --------------------------------------------------------------------------------
59.  Henry M. Buxton Irrev. Trust            N/A
- --------------------------------------------------------------------------------
60.  Wallace C. Dayton Revocable Tr.         Private Investor
- --------------------------------------------------------------------------------
61.  WCD 1978 Grandchildren's Trust          N/A
- --------------------------------------------------------------------------------
62.  Mary Lee Dayton Revocable Tr.           Private Investor
- --------------------------------------------------------------------------------
63.  Sally D. Clement Revocable Tr.          Therapist
- --------------------------------------------------------------------------------
64.  1983 SDC Children's Trust               N/A
- --------------------------------------------------------------------------------
65.  SDC-SMC 1985 Char. Term Trust           N/A
- --------------------------------------------------------------------------------
66.  Stephen M. Clement III                  Educator
- --------------------------------------------------------------------------------
67.  Theodore D. Clement                     Minor
- --------------------------------------------------------------------------------
68.  Theodore D. Clement Trust               N/A
- --------------------------------------------------------------------------------
69.  Theodore D. Clement Exclus. Tr.         N/A
- --------------------------------------------------------------------------------
70.  Winston W. Clement                      Minor
- --------------------------------------------------------------------------------
71.  Winston W. Clement Trust                N/A
- --------------------------------------------------------------------------------
72.  Winston W. Clement Exclus. Tr.          N/A
- --------------------------------------------------------------------------------
73.  Ellen D. Sturgis Revocable Tr.          Private Investor
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   Name of Partner                           Occupation
- --------------------------------------------------------------------------------
74.  EDS 1978 Family Trust                   N/A
- --------------------------------------------------------------------------------
75.  Ellen 1985 Char. Term Trust             N/A
- --------------------------------------------------------------------------------
76.  Sheldon S. Sturgis Revoc. Tr.           President, ESCO Industries
- --------------------------------------------------------------------------------
77.  Matthew D. Sturgis                      Minor
- --------------------------------------------------------------------------------
78.  Matthew D. Sturgis Trust                N/A
- --------------------------------------------------------------------------------
79.  Matthew D. Sturgis Exclus. Tr.          N/A
- --------------------------------------------------------------------------------
80.  Katherine L. Sturgis                    Private Investor
- --------------------------------------------------------------------------------
81.  Katherine L. Sturgis Trust              N/A
- --------------------------------------------------------------------------------
82.  Katherine L. Sturgis Excl. Tr.          N/A
- --------------------------------------------------------------------------------
83.  Rosamond G. Sturgis                     Minor
- --------------------------------------------------------------------------------
84.  Rosamond G. Sturgis Trust               N/A
- --------------------------------------------------------------------------------
85.  Rosamond G. Sturgis Excl. Tr.           N/A
- --------------------------------------------------------------------------------
86.  Katherine D. Nielsen Revoc. Tr.         Private Investor
- --------------------------------------------------------------------------------
87.  KDN 1980 Family Trust                   N/A
- --------------------------------------------------------------------------------
88.  Katherine 1984 Char. Term Trust         N/A
- --------------------------------------------------------------------------------
89.  Stuart A. Nielsen                       Artist
- --------------------------------------------------------------------------------
90.  Samuel D. Richardson                    Minor
- --------------------------------------------------------------------------------
91.  Samuel D. Richardson Trust              N/A
- --------------------------------------------------------------------------------
92.  Samuel D. Richardson Excl. Tr.          N/A
- --------------------------------------------------------------------------------
93.  Olivia Maren Nielsen                    Minor
- --------------------------------------------------------------------------------
94.  Olivia M. Nielsen Irrev. Trust          N/A
- --------------------------------------------------------------------------------
95.  Elizabeth D. Dovydenas                  Private Investor
- --------------------------------------------------------------------------------
96.  EDD 1980 Family Trust                   N/A
- --------------------------------------------------------------------------------
97.  John D. Dovydenas                       Minor
- --------------------------------------------------------------------------------
98.  John D. Dovydenas Exclusion Tr.         N/A
- --------------------------------------------------------------------------------
99.  Elena L. Dovydenas                      Minor
- --------------------------------------------------------------------------------
100. Elena L. Dovydenas Exclus. Tr.          N/A
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   Name of Partner                           Occupation
- --------------------------------------------------------------------------------
101. K.N. Dayton Recovable Trust             Private Investor
- --------------------------------------------------------------------------------
102. 1983 Oakleaf Trust U/A 11-1-83          N/A
- --------------------------------------------------------------------------------
103. Julia W. Dayton Revocable Tr.           Private Investor
- --------------------------------------------------------------------------------
104. C.J. Winton Trust U/A 8-1-35            N/A
- --------------------------------------------------------------------------------
105. Judson M. Dayton Revocable Tr.          Private Investor
- --------------------------------------------------------------------------------
106. JMD 1985 Family Trust                   N/A
- --------------------------------------------------------------------------------
107. KND 1966 Trust for C&D                  N/A
- --------------------------------------------------------------------------------
108. JMD 1985 Charitable Term Trust          N/A
- --------------------------------------------------------------------------------
109. EJD 1988 Term Trust                     N/A
- --------------------------------------------------------------------------------
110. Caroline Avery Dayton                   Minor
- --------------------------------------------------------------------------------
111. Caroline Avery Dayton Trust             N/A
- --------------------------------------------------------------------------------
112. Caroline A. Dayton Exclus. Tr.          N/A
- --------------------------------------------------------------------------------
113. Davis Winton Dayton Trust               N/A
- --------------------------------------------------------------------------------
114. Davis W. Dayton Exclusion Tr.           N/A
- --------------------------------------------------------------------------------
115. Duncan N. Dayton Revocable Tr.          Real Estate Developer
- --------------------------------------------------------------------------------
116. DND 1990 Family Trust                   N/A
- --------------------------------------------------------------------------------
117. KND 1966 Trust for DND                  N/A
- --------------------------------------------------------------------------------
118. Duncan N. Dayton Term Trust             N/A
- --------------------------------------------------------------------------------
119. Katharine L. Kelly Revoc. Tr.           Private Investor
- --------------------------------------------------------------------------------
120. Douglas J. Dayton Revocable Trust       President, Dade, Inc. (Medical
                                             Technology)
- --------------------------------------------------------------------------------
121. David D. Dayton Revocable Tr.           Engineer, MTS Systems
                                             (Engineering Firm)
- --------------------------------------------------------------------------------
122. Newton Family Trust                     N/A
- --------------------------------------------------------------------------------
123. Newton Term Trust                       N/A
- --------------------------------------------------------------------------------
124. Vanessa D. Dayton Revocable Trust       Pathologist
- --------------------------------------------------------------------------------
125. Isaac N. Dayton Irrev. Trust            N/A
- --------------------------------------------------------------------------------
126. Caleb F. Dayton Irrev. Trust            N/A
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   Name of Partner                           Occupation
- --------------------------------------------------------------------------------
127. Steven J. Melander-Dayton Rev.          Private Investor
- --------------------------------------------------------------------------------
128. SJMD 1985 Family Trust                  N/A
- --------------------------------------------------------------------------------
129. SJMD 1985 Char. Term Trust              N/A
- --------------------------------------------------------------------------------
130. A.M. Melander-Dayton Trust              N/A
- --------------------------------------------------------------------------------
131. D.J. Melander-Dayton Trust              N/A
- --------------------------------------------------------------------------------
132. Jaclyn Melander Irrev. Trust            N/A
- --------------------------------------------------------------------------------
133. Allison Melander Irrev. Trust           N/A
- --------------------------------------------------------------------------------
134. Bruce C. Dayton Revocable Tr.           Chef
- --------------------------------------------------------------------------------
135. Pamela W. Ritz                          Private Investor
- --------------------------------------------------------------------------------
136. Margot S. Ritz Irrev. Trust             N/A
- --------------------------------------------------------------------------------
137. Charlotte A. Ritz Irrev. Trust          N/A
- --------------------------------------------------------------------------------
138. Nicholas J. Braun Irrev. Trust          N/A
- --------------------------------------------------------------------------------
139. Christopher D. Braun Ir. Trust          N/A
- --------------------------------------------------------------------------------
140. Deeann L. Thompson                      Specialty Retailer
- --------------------------------------------------------------------------------
141. Bruce C. Lueck                          President and Sole Director
                                             Okabena Investment Services, Inc.
- --------------------------------------------------------------------------------
142. Bruce C. Lueck - Service Ptnr.          President and Sole Director
                                             Okabena Investment Services, Inc.
- --------------------------------------------------------------------------------
143. Gary S. Kohler                          Vice-President
                                             Okabena Investment Services, Inc.
- --------------------------------------------------------------------------------
144. Gary S. Kohler - Service Partner        Vice-President
                                             Okabena Investment Services, Inc.
- --------------------------------------------------------------------------------
145. GND 1936 Trust for DCD                  N/A
- --------------------------------------------------------------------------------
146. DCD Trust Under Will                    N/A
- --------------------------------------------------------------------------------
147. DCD 1966 Charitable Trust               N/A
- --------------------------------------------------------------------------------
148. CD 1967 Charitable Trust                N/A
- --------------------------------------------------------------------------------
149. Edward N. Dayton Term Trust             N/A
- --------------------------------------------------------------------------------
150. Robert J. Dayton Term Trust             N/A
- --------------------------------------------------------------------------------
151. John W. Dayton Term Trust               N/A
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   Name of Partner                           Occupation
- --------------------------------------------------------------------------------
152. GBD Trust for BBD                       N/A
- --------------------------------------------------------------------------------
153. GND 1936 Trust for WCD                  N/A
- --------------------------------------------------------------------------------
154. GND 1950 Trust for WCD                  N/A
- --------------------------------------------------------------------------------
155. GBD Trust for WCD                       N/A
- --------------------------------------------------------------------------------
156. SDC 1986 Term Trust                     N/A
- --------------------------------------------------------------------------------
157. SDC 1988 Term Trust                     N/A
- --------------------------------------------------------------------------------
158. John D. Dovydenas Trust                 N/A
- --------------------------------------------------------------------------------
159. Liudas Dovydenas Tr. for John           N/A
- --------------------------------------------------------------------------------
160. Elena L. Dovydenas Trust                N/A
- --------------------------------------------------------------------------------
161. Liudas Dovydenas Tr. for Elena          N/A
- --------------------------------------------------------------------------------
162. GND 1936 Trust for KND                  N/A
- --------------------------------------------------------------------------------
163. GND 1950 Trust for KND                  N/A
- --------------------------------------------------------------------------------
164. GBD Trust for KND                       N/A
- --------------------------------------------------------------------------------
165. GND 1936 Trust for DJD                  N/A
- --------------------------------------------------------------------------------
166. GND 1950 Trust for DJD                  N/A
- --------------------------------------------------------------------------------
167. GBD Trust for DJD                       N/A
- --------------------------------------------------------------------------------
168. DJD '68 Char. Trust for I&C             N/A
- --------------------------------------------------------------------------------
169. DJD '69 Char. Trust for I&C             N/A
- --------------------------------------------------------------------------------
170. DJD '68 Trust for A&D                   N/A
- --------------------------------------------------------------------------------
171. DJD '69 Char. Trust for A&D             N/A
- --------------------------------------------------------------------------------
172. DJD '68 Char. Trust for BDC             N/A
- --------------------------------------------------------------------------------
173. DJD '69 Char. Trust for BCD             N/A
- --------------------------------------------------------------------------------
174. Okabena Investment Services, Inc.       N/A
- --------------------------------------------------------------------------------